Exhibit 99.5

NOTICE UNDER

RULE 104 OF REGULATION BTR

TO:	Directors and Executive Officers of Liberty Broadband Corporation and Individuals Expected to Serve as Directors and Executive Officers of GCI Liberty, Inc.

FROM:	Legal Department of Liberty Broadband Corporation and GCI Liberty, Inc.

RE:	SOX Blackout Period

DATE:	May 13, 2025

The purpose of this notice is to inform you that, in connection with the consummation of the proposed spin-off of Liberty Broadband Corporation’s (“Liberty Broadband’s”) wholly owned subsidiary, GCI Liberty, Inc. (“GCI Liberty”), following the contribution of the GCI Business by Liberty Broadband to GCI Liberty and the divestiture of GCI Liberty pursuant to a distribution (the “distribution”) by Liberty Broadband to the holders of record of Liberty Broadband’s Series A common stock, Series B common stock and Series C common stock of all the shares of GCI Liberty’s Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock held by Liberty Broadband immediately prior to the distribution, a blackout period is expected to be imposed under the GCI 401(k) Plan (the “Plan”) with respect to shares of Liberty Broadband’s Series C Common Stock and the corresponding shares of Series C GCI Group common stock to be received by the Plan and held in a corresponding stock fund (the “GCI Group common stock fund”) that will be created under the Plan to hold such shares. The blackout will facilitate the creation of the GCI Group common stock fund and its receipt of the Series C GCI Group common stock.  During the blackout, transactions affecting investments in Liberty Broadband’s Series C Common Stock held in the Plan and the Series C GCI Group common stock received in the distribution will be suspended, and participants will be restricted from exercising account activities with respect to these investment alternatives under the Plan.

As a director or executive officer of Liberty Broadband and/or GCI Liberty, you are subject to the restrictions under Section 306(a) of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Securities and Exchange Commission regulations, which prohibit certain trades during savings plan “blackout” periods regardless of whether you participate in the Plan.

We are imposing a SOX blackout period that will begin, with respect to Liberty Broadband common stock, as early as 4:00 p.m. ET on May 30, 2025 or as late as 4:00 p.m. ET on August 28, 2025, depending on the time of the distribution, and with respect to GCI Group common stock, beginning on the distribution.  The distribution remains subject to certain conditions and the distribution date is anticipated to occur in the summer of 2025, meaning that the distribution date could be as early as June 2, 2025 or as late as August 29, 2025. Since neither Liberty Broadband nor GCI Liberty know the actual distribution date due to neither party having control over the timing of the conditions to the distribution being met or, if permissible, waived, neither Liberty Broadband nor GCI Liberty are able to determine the exact dates for the SOX blackout period at this time. Once the SOX blackout period commences it is expected to last approximately twenty-five business days.  During this timeframe, you can determine whether the SOX blackout period has begun or ended by contacting the persons listed below.

While the SOX blackout period is in effect, you (and your immediate family members who share your residence) should not, directly or indirectly, engage in any purchase, sale, transfer, acquisition, or disposition of Liberty Broadband’s Series A Common Stock, Series B Common Stock, and Series C

Common Stock or of GCI Liberty’s Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock, including stock options, even if you are not a participant in the Plan. There are limited exclusions and exemptions from this rule. We are required to provide you with this notice in order to comply with federal securities laws.  If you engage in a transaction that violates these rules, you may be required to disgorge your profits from the transaction, and you may be subject to civil and criminal penalties.

Further, the above prohibition is in addition to other restrictions on trading activity that either Liberty Broadband and/or GCI Liberty may impose on their respective executive officers and directors, including under their respective insider trading policies and any administrative blackout related to their respective online incentive award platforms.

If you have any questions pertaining to this notice or the SOX blackout period, you should contact Renee Wilm, Brittany Uthoff or Kate Jewell in the Legal Department by telephone at 720-875-5700 or by mail at 12300 Liberty Boulevard, Englewood, CO 80112.

LIBERTY BROADBAND CORPORATION

Katherine C. Jewell, Vice President and Deputy General Counsel